Exhibit 99.1

Medigus Announces the Appointment of Liron Carmel as Chief Executive Officer

OMER, Israel, April 2, 2019 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS) announced the appointment of Liron Carmel as the Company's new Chief Executive Officer effective April 1, 2019.

Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil & gas exploration & production, real estate and financial services. Medigus is the second public company that Mr. Carmel will lead as its Chief Executive Officer.

Prof. Benad Goldwasser, Chairman of the Board of Medigus, noted that he is delighted to welcome Mr. Carmel, who brings a multi-industry experience in management to the Company's executive ranks.

Mr. Carmel serves as Chief Executive Officer and director of CannaPowder (PINK: CAPD), a bio-pharma company dedicated to developing and applying innovative technology in the cannabinoid field. Mr. Carmel also serves as a director of Chiron Refineries Ltd. (TASE: CHR), a company engaged in consulting and initiation of transactions in the refineries field. In addition he serves as chairman of the Israel Tennis Table Association. He also served as vice president business development at Yaad Givatayim development, a municipal corporation dedicated to initiate, develop and establish projects of public importance. Prior to Yaad Givatayim, Mr. Carmel served as an investment manager and as a research and strategy analyst at Excellence Nessuah, one of the leading companies in the field of provident and advanced studies funds in Israel.

Mr. Carmel stated his excitement to join the company at this stage of its evolution and that he is looking forward to working with the leadership team and employees of Medigus, to drive the business forward and create value to its shareholders.

About Medigus

Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus is also in the process of obtaining regulatory clearance in China.

As an expert in micro-endoscopic devices, Medigus developed the Micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes Micro ScoutCam™ 1.2, which, to the best of the company's knowledge, is the smallest camera in the world. Micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam™ portfolio’s design. All Micro ScoutCam™ cameras are manufactured at the Medigus facilities, in a controlled environment which is compliant with ISO 7 per the ISO 14644-1 Standard and ISO13485 Quality Management System.

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Contact (for media only):

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com